

EASTMAIN

NEWS RELEASE

TSX Symbol: ER
Sept. 11, 2008

Visible Gold in another 50 veins at Eau Claire

Discovery of New High-Grade Vein set

Eastmain Resources Inc. (TSX:ER) announces an update on 2008 drilling at its wholly-owned Eau Claire Gold Deposit located in James Bay, Northern Québec. Current drilling has intersected **visible gold within 50 quartz-tourmaline veins** in 23 of 29 drill holes (ER08-113 to ER08-141). These holes have intersected the main group of veins below the 2007 drilling. A **new vein set,** also **containing visible gold,** (T-Vein series) has now been **discovered north of** the **main deposit**. 2007 drilling cut visible gold in 34 of 51 holes with similar quartz-tourmaline vein intersections containing an average grade of **70.74 g/t gold or 2.07 ounces per ton** (April 2, 2008 news release).

The current program is designed to increase the size and grade of the Eau Claire gold deposit at a sufficient drill spacing to calculate a "measured" gold resource. The program will also focus on delineating near-surface ounces, which might be extracted by open pit methods. (See website for drill plan maps). To date, the 2008 drilling has intersected multiple mineralized intervals in each hole, which demonstrate excellent continuity from hole to hole.

Previous wide-spaced drilling has confirmed a very large "footprint" to the Eau Claire vein system for a length of over 1.5 kilometres and to a depth of 900 metres. 2007 and 2008 definition drilling to date, have demonstrated a positive correlation of drill core size and spacing with gold grade – gold grade and vein continuity have increased with closer spaced holes and a larger core diameter. Since changing to larger diameter (HQ) core in 2007 **over 100 vein intercepts containing visible gold** have been intersected. The high grade gold corridor is open laterally and at depth.

"*The large diameter drill program at Eau Claire has produced an impressive number of veins containing visible gold. Clearly, the grade and size of the deposit have been under-estimated with the smaller core diameter and wider drill-hole spacing" stated Eastmain's CEO, Don Robinson. "The Corporation is well-funded and holds an attractive, high-grade gold deposit located within one of the most favourable mining jurisdictions in the world."*

Dr. Donald J. Robinson P.Geo, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has in excess of $20 Million in working capital and holds an interest in 12 projects within the district, including the Éléonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has a minimum budget of $4 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.



EASTMAIN

RESOURCES INC.

THIRD QUARTERLY REPORT FOR THE PERIOD ENDING – July 31, 2008

In one of the most successful quarters to date your Company increased its treasury to over $ 20 million. Through private placement investments, Eastmain has received endorsement for its exploration efforts once again from it's major partner Goldcorp, and from several significant institutional banks and investment funds. By choosing to improve Eastmain's financial position while higher gold prices sustained higher share price and volumes, we have secured our ongoing exploration plans for the next several years.

Drilling at Clearwater continues to uncover more gold, while exploration of other earlier stage projects provides our shareholders with opportunity for new discoveries.

Clearwater Project- Eau Claire Deposit

Our near-term objective at Clearwater is to "drill under metal" to discover new deposits and add near-surface, high-grade, quality ounces that can be mined at low cost. In an effort to expand the lateral and vertical extent of the gold deposit and to define high-grade measured resources, which might be extracted by open pit methods, diamond drilling is on-going at Eau Claire.

Previous drilling outlined a substantial gold-bearing "footprint" for a length of 1.5 kilometres and to a depth of 900 metres. Current drilling is systematically testing the deposit over a length of 600 metres and to a vertical depth of up to 300 metres, utilizing large-diameter HQ core in closely-spaced drill holes.

To date, this definition drilling has demonstrated excellent continuity of the main group of veins both laterally and vertically. 29 holes (ER08-113 to ER08-141) have been completed for approximately 5,400 metres. Visible gold has been observed in over 50 veins from 23 different holes. Similar visible gold intercepts observed in 55 veins drilled during the 2007 program contained an average of 70.74 g/t gold or 2.07 ounces per ton. Typically gold occurs as a fine dusting within the veins, ranging from isolated grains to multiple clusters from < 1mm to 2 mm in size. The current program has also been successful in the discovery of a new vein series (T Vein) containing visible gold, which lies north or footwall to the deposit.

Results to date demonstrate that the larger diameter core combined with closer-spaced drill holes has delineated more gold. Drilling completed during the 2007 program intersected 100 vein intersections containing an average grade of 28.03 g/t gold or 0.82 ounces per ton over 1.25 metres, including 50 vein intersections with an average grade of 50.01 g/t gold or 1.46 ounces per ton. Highlights from 2007 included hole ER07-87, which assayed 79.76 g/t gold or 2.33 ounces per ton across 3.5 metres and ER07-98, which intersected a metre-wide vein at 1,313 g/t gold or 38.35 ounces per ton, including one half-metre sample at 2,540 g/t gold or 74.2 ounces per ton.

Drilling will continue as weather permits into the fall. Approximately 10,000 metres of drilling has been outlined for this program.

Eastmain Mine/Ruby Hill Project

Twenty-nine drill holes for approximately 6,000 metres have been completed on the Ruby Hill West and Ruby Hill East claim blocks. The program was designed to test geophysical conductors coinciding with Eastmain Mine-type rocks regionally. Though still early stage, drilling successfully intersected mine series rocks containing sulfide and graphite-bearing units, the presumed source of the airborne geophysical (electromagnetic) anomalies, regionally across the area.

Exploration of the Eastmain Mine block, to test the lateral and depth extensions of the Eastmain gold

deposit, will begin this winter. Winter drilling will allow access of a larger, deeper penetrating tractor-spported drill rig, rather than the lighter helicopter-based drill system utilized at Ruby Hill.

The Eastmain Mine project is part of our longer-term business plan of advancing and expanding existing gold resources to the development stage through drilling, in the hopes of ultimately selling these assets to a producing company while maintaining royalty interests. An initial drill program of approximately 10,000 metres of staged drilling has been planned for the project for 2008/2009.

Éléonore South JV

Exploration at Éléonore South is expected to continue with a winter drill program. First-phase drilling at Éléonore South has intersected altered and mineralized sediments in the JT Target area and elsewhere, confirming that the mine sequence extends onto the property. The joint venture partners are encouraged with the progress made to date and additional drilling will be funded by Goldcorp's wholly-owned subsidiary Les Mines Opinaca Ltée ("Opinaca"). Eastmain will remain as the project manager until Opinaca elects to take over as Operator of the project. Eastmain will retain a 30% carried interest upon completion of bankable feasibility by Opinaca.

Financial

The Company's current assets, comprised of cash, cash equivalents and short-term investments total $21.6 million. During the period, the Corporation completed a bought deal financing for gross proceeds of $16,025,800. The private placement was underwritten by a syndicate led by Macquarie Capital Markets Canada Ltd., which included Genuity Capital Markets and Laurentian Bank Securities Inc. In addition, $750,000 was received through the exercise of warrants priced at $1.50 per share and $1,282,445 received from exploration rebates from Province of Québec.

Outlook

During the reporting period Genuity Capital Markets issued a revised speculative buy recommendation with a new target price of $2.60 per share. The Company is very well financed with excellent core assets located in one of the most favourable mining districts in the world. Our largest shareholder, Goldcorp Inc., is developing their own mine in the district, which may provide some compelling synergies for the future development of key Eastmain assets.

Drilling at Clearwater continues to produce an impressive number of veins containing visible gold. Drilling will continue into the fall at Eau Claire to systematically add to potential near-surface, open pit gold resources.

Donald J. Robinson, Ph.D., P. Geo.
President and Chief Executive Officer
September 12, 2008

All scientific and technical data disclosed in this report has been prepared under the supervision of, and verified by Dr. Donald J. Robinson, a "qualified person" within the meaning of National Instrument 43-101. For further details on the properties of the Corporation, please refer to the 2007 Annual Information Form available on SEDAR at www.sedar.com.

Forward-Looking Statements
Certain information set forth in this letter may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Corporation, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, dependence upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

NOTICE TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED JULY 31, 2008
EASTMAIN RESOURCES INC.

Responsibility for Financial Statements:

The accompanying financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles were set out in the October 31, 2007 audited financial statements. Only changes in accounting information have been discussed in the current financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, using careful judgment, estimates and approximations have been made. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Eastmain Resources Inc. have not performed a review of the unaudited financial statements for the nine months ended July 31, 2008 and July 31, 2007.

EASTMAIN RESOURCES INC.

CONSOLIDATED BALANCE SHEETS
(PREPARED BY MANAGEMENT – UNAUDITED)

	July 31, 2008	October 31, 2007
Assets		
Current assets		
Cash and cash equivalents	$ 17,647,382	$ 414,373
Marketable securities (Note 2)	2,828,441	3,547,508
Prepaid and sundry receivables (Note 4b)	1,210,344	331,191
	21,686,167	4,293,072
Equipment (Note 3)	105,380	100,092
Mining properties and deferred exploration expenditures (Note 4)	23,977,966	23,028,531
	$ 45,769,513	$ 27,421,695
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 1,230,598	$ 751,640
Shareholders' equity		
Capital stock		
Authorized –		
Unlimited common shares		
Issued –		
Common shares (Note 5)	43,684,798	28,411,282
Warrants (Note 7)	4,681,823	790,488
Contributed Surplus (Note 8)	3,946,234	3,995,084
	52,312,855	33,196,854
Deficit	(7,529,129)	(7,015,715)
Accumulated other comprehensive income	(244,811)	488,916
Total equity	44,538,915	26,670,055
	$ 45,769,513	$ 27,421,695

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended July 31, 2008	Three Months Ended July 31, 2007	Nine Months Ended July 31, 2008	Nine Months Ended July 31, 2007
EXPENSES				
Amortization	$ 9,442	$ 7,590	$ 28,218	$ 20,980
General and administration	231,241	96,986	632,521	429,593
Loss on investments	2,211	4,629	2,211	4,629
Professional fees	10,545	19,314	49,404	56,135
Stock option compensation (Note 6)	-	305,075	40,200	392,425
	253,439	433,594	752,554	903,762
Loss for the period before the following:	(253,439)	(433,594)	(752,554)	(903,762)
Interest and other income	78,536	12,702	185,440	146,930
Loss for the period before income taxes	(174,903)	(420,892)	(567,114)	(756,832)
Future income tax recovery (Note 5)	-	-	53,700	768,600
NET INCOME (LOSS) FOR THE PERIOD	(174,903)	(420,892)	(513,414)	11,768
DEFICIT, Beginning of period	(7,354,226)	(6,485,497)	(7,015,715)	(6,918,157)
DEFICIT, End of period	$ (7,529,129)	$ (6,906,389)	$ (7,529,129)	$ (6,906,389)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended July 31, 2008	Three Months Ended July 31, 2007	Nine Months Ended July 31, 2008	Nine Months Ended July 31, 2007
NET INCOME (LOSS) FOR THE PERIOD	$ (174,903)	$ (420,892)	$ (513,414)	$ 11,768
OTHER COMPREHENSIVE INCOME				
Unrealized gains (loss) on available-for-sale Financial assets arising during the period net of Income taxes and taxes recovered. (*)	(179,945)	(659,458)	(733,727)	445,370
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$ (354,848)	$ (1,080,350)	$ (1,247,141)	$ 457,138
* Income taxes and taxes recovered	$ (47,397)	$ (173,700)	$ (193,262)	$ 117,309

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
JULY 31, 2008
(PREPARED BY MANAGEMENT – UNAUDITED)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders' Equity
As at October 31, 2007(audited)	$ 28,411,282	$ 790,488	$ 3,995,084	$ 488,916	$ (7,015,715)	$ 26,670,055
Share capital issued	14,447,678	-	-	-	-	14,447,678
Flow-through tax effect	(53,700)	-	-	-	-	(53,700)
Warrants exercised	756,963	(756,963)	-	-	-	-
Warrants expired	-	(33,525)	33,525	-	-	-
Warrants issued	-	4,681,823	-	-	-	4,681,823
Options exercised	122,575	-	(122,575)	-	-	-
Stock-based compensation	-	-	40,200	-	-	40,200
Unrealized loss on fair market valuation of available-for-sale financial assets	-	-	-	(733,727)	-	(733,727)
Net loss for the period	-	-	-	-	(513,414)	(513,414)
As at July 31, 2008 (unaudited)	$ 43,684,798	$ 4,681,823	$ 3,946,234	$ (244,811)	$ (7,529,129)	$ 44,538,915

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended July 31, 2008	Three Months Ended July 31, 2007	Nine Months Ended July 31, 2008	Nine Months Ended July 31, 2007
Cash Provided by (used in)				
OPERATING ACTIVITIES				
Income (loss) for the period	$ (174,903)	$ (420,892)	$ (513,414)	$ 11,768
Adjustments not affecting cash:				
Amortization	9,442	7,590	28,218	20,980
Future income tax recovery	-	-	(53,700)	(768,600)
Loss on sale of investments	2,211	4,629	2,211	4,629
Stock option compensation (Note 6)	-	305,075	40,200	392,425
Change in non-cash working capital items	303,398	1,971,087	(400,195)	5,655
	140,148	1,867,489	(896,680)	(333,143)
FINANCING ACTIVITIES				
Issue of common shares, net of costs	15,912,301	-	19,129,591	522,839
	15,912,301	-	19,129,591	522,839
INVESTING ACTIVITIES				
Mining properties and deferred exploration expenditures	(1,322,292)	(632,172)	(2,461,593)	(4,599,844)
Government grants and recoveries	1,282,445	53	1,512,158	1,353,353
Purchase of equipment	(7,511)	(8,844)	(33,506)	(15,324)
Purchase of marketable securities	(77,526)	(1,702,317)	(186,691)	(6,258,091)
Net proceeds and redemptions from the sale of marketable securities	80,474	1,330,141	169,820	7,134,749
	(44,410)	(1,013,139)	(999,812)	(2,385,157)
Change in cash and cash equivalents	16,008,839	854,350	17,233,009	(2,195,461)
Cash and cash equivalents, beginning of period	1,639,343	953,337	414,373	4,003,148
Cash and cash equivalents, end of period	$ 17,647,382	$ 1,807,687	$ 17,647,382	$ 1,807,687

The attached notes form an integral part of these financial statements.

1. THE COMPANY

Eastmain Resources Inc. (the "Company") and its wholly-owned subsidiary, Eastmain Mines Inc. are engaged in the mining, exploration and development of resource properties. The Company is a publicly held company incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange.

The Company is in the exploration stage of operations.

Exploration expenditures relating to mining properties in which an interest is retained are deferred. It is the intention that the acquisition costs and related deferred exploration expenditures would be amortized against net earnings from future mining operations. The recovery of amounts shown for mining properties and deferred exploration costs is dependent on the existence of economically recoverable reserves. The Company is dependent on share issuances to obtain the necessary financing to complete the development of its business interests and upon future profitable mining operations or proceeds from the disposition of these properties.

The Company's principal assets are the properties as listed in Note 4.

2. FINANCIAL INSTRUMENTS

	Assets (Liabilities)	
	Carried at cost	Carried at fair market value
Cash and cash equivalents	$ 17,636,795	$ 10,587
Marketable securities	-	$ 2,828,441
Prepaid expenses and sundry receivables	$ 1,210,344	-
Accounts payable and accrued liabilities	$ (1,230,598)	-

Cash and cash equivalents consist of bank cash balances denominated in both Canadian and United States dollars. Marketable securities consist of fixed-term government and corporate bonds, bond coupons and shares in publicly traded companies.

Investment roll-overs at maturity are recorded in the statement of cash flows as both proceeds from redemptions and purchase of marketable securities.

The Company does not engage in hedging activities nor does it hold or issue any derivative financial instruments.

3. EQUIPMENT

The equipment is recorded at cost and is comprised as follows:

	Cost	Accumulated Amortization	Net Book Value July 31, 2008	Net Book Value October 31, 2007
Computer equipment	$ 30,981	$ 22,519	$ 8,462	$ 10,918
Field equipment	250,119	153,201	99,918	89,174
	$ 281,100	$ 175,720	$ 105,380	$ 100,092

4. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

a) The mining properties and deferred exploration expenditures are recorded at cost and are comprised as follows:

Project	Balance October 31, 2007	Gross Expenditures	Government Grants	Write Down & Recoveries	Balance July 31, 2008
Clearwater	$ 6,159,422	$ 960,783	$ (234,832)	$ -	$ 6,885,373
Eastmain Mine	4,306,836	72,095	(21,536)	-	4,357,395
Eléonore South*	3,697,154	187,628	(1,042,725)	-	2,842,057
Xstrata JV	3,537,409	45,568	-	-	3,582,977
Azimut Block C	660,083	1,144	(8,342)	-	652,885
Azimut Block D	834,726	55,549	(45,497)	-	844,778
Ruby Hill	579,359	985,339	(11,228)	-	1,553,470
Other – Québec	2,341,742	136,694	(147,998)	-	2,330,438
- New Brunswick	887,912	16,724	-	-	904,636
- Ontario	23,888	69	-	-	23,957
	$ 23,028,531	$ 2,461,593	$(1,512,158)	$ -	$ 23,977,966

The following is a breakdown of deferred expenditures by type for the nine months ended July 31, 2008.

Project	Balance October 31, 2007	Drilling & Assays	Technical Surveys	Project Maintenance & Acquisition	Grants & Write Downs	Total	Balance July 31, 2008
Clearwater	$ 6,159,422	$ 884,640	$ 76,115	$ 28	$ (234,832)	$ 725,951	$ 6,885,373
Eastmain Mine	4,306,836	26,200	45,895	-	(21,536)	50,559	4,357,395
Eléonore South*	3,697,154	61,305	30,251	96,072	(1,042,725)	(855,097)	2,842,057
Xstrata JV	3,537,409	988	44,542	38	-	45,568	3,582,977
Azimut Block C	660,083	-	-	1,144	(8,342)	(7,198)	652,885
Azimut Block D	834,726	413	11,325	43,811	(45,497)	10,052	844,778
Ruby Hill	579,359	937,632	35,208	12,499	(11,228)	974,111	1,553,470
Other – Québec	2,341,742	5,600	65,135	65,959	(147,998)	(11,304)	2,330,438
- NB	887,912	-	-	16,724	-	16,724	904,636
- Ontario	23,888	41	28	-	-	69	23,957
Total	$ 23,028,531	$ 1,916,819	$ 308,499	$ 236,275	$(1,512,158)	$ 949,435	$ 23,977,966

* Expenditures for Éléonore South represent Eastmain's costs only and do not include any portion of the current exploration expenditures of $1,058,488 undertaken by Eastmain on Goldcorp's account.

b) The Company has outstanding refundable mining duties and resource tax credits in excess of $350,000 due from the Province of Quebec in respect to claims filed up to its fiscal year ended October 31, 2007. As the Company has not received confirmation of the amounts, these refunds have not been reflected in these financial statements.

5. CAPITAL STOCK

	Shares	Amount
Issued and outstanding, October 31, 2007 (audited)	68,399,418	$ 28,411,282
Private placement (i)	150,000	150,000
Cost of issue (i)		(4,250)
Private placement (ii)	11,447,000	16,025,800
Issue of warrants (ii)		(4,681,823)
Cost of issue (ii)		(1,048,249)
Exercise of warrants (iii)	5,183,000	3,793,950
Exercise of warrants - Black-Scholes valuation (iii)		756,963
Flow-through tax effect (iv)		(53,700)
Exercise of options (v)	375,000	212,250
Exercise of options - Black-Scholes valuation (v)		122,575
Issued and outstanding, July 31, 2008 (unaudited)	85,554,418	$ 43,684,798

i) In December 2007, the Company issued 150,000 flow-through shares in a private placement to directors, officers, employees and other service providers at $1.00 per share for gross proceeds of $150,000. Issue costs in connection with the private placement were $4,250.

ii) In July 2008, 11,447,000 units were issued in a private placement at a price of $1.40 per unit. Each unit consisted of one common share and one-half of one purchase warrant. Each whole purchase warrant entitles the holder to purchase one common share at a price of $2.00 until July 3, 2010. The Black-Scholes value associated with these warrants was $3,754,616. In connection with this placement, a brokerage commission of 6% of gross proceeds was paid and 1,144,700 (broker) purchase warrants were issued. Each broker warrant entitles the holder to purchase one common share at a price of $1.41 until July 3, 2010. The Black-Scholes value associated with these broker warrants was $927,207.

iii) 5,183,000 share purchase warrants were exercised at an average price of $0.73 in the nine months ended July 31, 2008. The Black-Scholes value associated with the issue of these warrants was $756,963.

iv) On the date that the Company renounces the tax credits associated with expenditures from flow-through proceeds, the Company recognizes the future tax liability and reduces shareholders' equity accordingly. The Company then offsets the future income tax liability against unrecognized future income tax assets if certain criteria are met. As a result, the Company has recorded a $53,700 future income tax recovery for the period ended July 31, 2008, ($768,600 during the nine months ended July 31, 2008).

v) 375,000 stock options were exercised at an average price of $0.51 in the nine months ended July 31, 2008. The Black-Scholes value associated with the issue of these options was $122,575.

6. STOCK OPTIONS

The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. Under the plan, the Company may issue options, up to a maximum of 10% of the common shares outstanding, at prices not less than the closing market price of the common shares on the day preceding the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant.

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model, using the following assumptions:

Dividend yield	0	Risk free interest rate	3.23%
Expected volatility	55.8%	Expected option term – years	5

6. STOCK OPTIONS (continued)

	Number of Options	Weighted Average Exercise Price
Outstanding, October 31, 2007 (audited)	4,500,000	$ 0.64
Granted during the period	100,000	$ 0.79
Exercised during the period	(375,000)	$ 0.51
Outstanding, July 31, 2008 (unaudited)	4,225,000	$ 0.65

Stock options outstanding as at July 31, 2008

Expiry date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)
October 2008	84,200	200,000	0.55
November 2008	21,400	100,000	0.65
January 2009	67,300	100,000	0.88
November 2009	340,500	750,000	0.64
February 2010	30,500	100,000	0.48
April 2010	183,000	600,000	0.43
June 2010	44,700	150,000	0.42
November 2010	28,700	100,000	0.52
January 2011	358,200	900,000	0.72
December 2011	18,150	50,000	0.75
April 2012	40,500	100,000	0.75
June 2012	312,375	975,000	0.78
January 2013	40,200	100,000	0.79
	1,569,725	4,225,000	0.65

7. WARRANTS

For purposes of the warrants issued, the fair value of each warrant was estimated on the date of issue using the Black-Scholes option-pricing model, using the following assumptions:

Dividend yield	0	Risk free interest rate	3.21%
Expected volatility	84.4%	Expected warrant term – years	2

	Number of Warrants	Weighted Average Exercise Price
Outstanding, October 31, 2007 (audited)	5,708,000	$ 0.76
Issued during the period	6,868,200	$ 1.90
Cancelled or expired during the period	(525,000)	$ 0.98
Exercised during the period	(5,183,000)	$ 0.73
Outstanding, July 31, 2008 (unaudited)	6,868,200	$ 1.90

Warrants outstanding as at July 31, 2008

Expiry Date	Black-Scholes Value ($)	Number of Warrants	Weighted Avg. Exercise Price($)
July 2010	4,681,823	6,868,200	1.90

8. SUPPLEMENTARY INFORMATION

During the nine months ended July 31, 2008, 525,000 warrants expired. The value originally attributed to these warrants has been transferred to contributed surplus.

As at July 31, 2008 contributed surplus is comprised of the following:

Balance, October 31, 2007 (audited)	$ 3,995,084
Options granted during the period	40,200
Options exercised during the period	(122,575)
Warrants expired during the period	33,525
Balance, July 31, 2008 (unaudited)	$ 3,946,234

9. RELATED PARTY TRANSACTIONS

Management wages to a director	$ 125,000
Premises rent to a director	$ 9,000
Geological and administrative fees and out of pocket expenditures to a private company controlled by the exploration manager of the Company	$ 95,753

10. INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended July 31		Nine Months Ended July 31	
	2008	2007	2008	2007
Basic income (loss) per share	$ (0.01)	$ (0.01)	$ 0.00	$ 0.01
Diluted income (loss) per share	$ (0.01)	$ (0.01)	$ 0.00	$ 0.01
Numerator:				
Net income (loss) for the period	$ (174,903)	$ (420,892)	$ (513,414)	$ 11,768
Denominator:				
Weighted average of basic common shares	72,178,356	66,720,704	72,178,356	66,720,704
Weighted average of diluted common shares	72,178,356	75,828,704	72,178,356	75,828,704

For the nine months ended July 31, 2008 diluted loss per share was calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding, used for the calculation of diluted loss per share, assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. For the current period, this calculation proved to be anti-dilutive. For the nine months ended July 31, 2007, 5,723,500 share purchase warrants were excluded from the calculation of diluted earnings because the exercise price exceeded the fair market value of the common shares for the period.

11. RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

12. SUBSEQUENT EVENTS

In accordance with the Company's stock option plan for director, officer, employee and other service provider compensation, 825,000 stock options were issued in September 2008 with an estimated Black-Scholes value of $321,750.

EASTMAIN RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements of Eastmain Resources Inc. (the "Company") for the nine months ended July 31, 2008 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All statements, other than historical facts, included herein, including without limitation, statements regarding potential mineralization, resources, exploration results and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated. Factors which may cause actual results and events to differ materially from those anticipated include, but are not limited to, actual results of mineral exploration and development, availability of financing, changes in applicable regulations, mineral value, equity market fluctuations and cost and supply of materials.

This management's discussion and analysis is dated September 9, 2008.

Corporate Overview

The Company, incorporated under the laws of Ontario, and its wholly-owned subsidiary, Eastmain Mines Inc. are engaged in the mining, exploration and development of resource properties, primarily those containing gold, silver, copper, nickel and zinc, within Canada.

The Company is primarily focused on gold exploration in the Eastmain/Éléonore area of James Bay, Québec. The Company holds 12 properties covering over 1200 km^2 in this new mining district, including 100% interest in the Clearwater Project, which hosts a gold resource referred to as the Eau Claire gold deposit. In March 2006, Goldcorp Inc. ("Goldcorp") finalized the purchase of the Éléonore property and the Roberto gold deposit from Virginia Mines Inc. in a transaction valued at US$406 Million (Goldcorp 2006 First Quarter Report). The Goldcorp-Virginia transaction created renewed interest in the exploration of the frontiers of James Bay. Subsequently, Goldcorp Inc., Eastmain Resources Inc. and Azimut Exploration Inc. formed a joint venture by combining 65 km^2 of the Éléonore property with the Azimut C claim block, to form what is now referred to as the Éléonore South Property. Goldcorp also increased its ownership in Eastmain Resources Inc. and extended its strategic alliance with the Company into 2011. Goldcorp currently holds 8.8% of Eastmain's common shares.

In February 2007, the Company acquired 100% interest in the Eastmain gold deposit, which hosts a gold resource of 255,700 ounces (measured and indicated).

In May 2007, Eastmain and Goldcorp signed a confidentiality agreement on the Clearwater Project for the purposes of data sharing and providing technical support in a preliminary economic evaluation of the Eau Claire gold deposit.

In February 2008 Les Mines Opinaca Ltée. ("Opinaca"), a wholly-owned subsidiary of Goldcorp Inc. exercised its right to increase its interest by 6.67% in the Éléonore South joint venture, to a total of 40%. To earn the additional interest, Opinaca must fund exploration expenditures and prepare a bankable feasibility by June 2015. If Opinaca completes the earn-in obligations, the project ownership will be: Opinaca 40%, Eastmain 30% and Azimut Exploration Inc. 30%. Opinaca has retained Eastmain as project manager, for a management fee based on a percentage of exploration costs.

Eastmain will remain as the project manager, until Opinaca chooses to exercise its right to take over as operator of the project. The decision by Opinaca to increase its interest in the project speaks to their opinion of the quality of the property and the progress of the work completed by Eastmain to date. The James Bay region of Québec is becoming one of Canada's most important areas for mineral exploration and discovery.

The Company has formed joint-venture partnerships or strategic alliances with a number of mining companies including Barrick Gold Corporation, BHP Billiton PLC, Xstrata Copper Canada Inc. (formerly Falconbridge Limited) and Goldcorp, to capitalize on their technical, financial and marketing capabilities.

The Company holds 70% interest in a district-scale exploration project in joint venture with Xstrata in northeastern Ontario. The joint venture is designed to locate base metal deposits (copper, nickel and zinc) within trucking distance of Xstrata's existing smelters, utilizing proprietary geophysical technology.

Overall Performance

The Company's total assets of $45.8 million as at July 31, 2008 have increased from the $27.4 million reported as at October 31, 2007. During the nine months ended July 31, 2008, the Company raised $19.1 million through the issue of shares and the exercise of warrants and options. During this period, the Company invested $2.5 million gross in exploration expenditures and received $1.5 million in resource tax credits. During the nine months ended July 31, 2007, the Company raised $0.4 million through exercise of warrants and $0.1 million though sale of shares. During the nine months ended July 31, 2007, the Company invested $4.6 million in exploration expenditures and received $1.3 million in resource tax credits.

The Company holds 100% interest in the Clearwater Project, subject to a 2% Net Smelter Return Royalty ("NSR") in favour of SOQUEM. Eastmain Resources Inc. also holds an option to purchase one-half of the NSR for $1 million. The cash component of this acquisition, made during fiscal 2005, was offset by $427,655 in tax rebates received. Deferred exploration expenditures on the Company's Québec projects are subject to approximately 46.1% mining duty and provincial refund to the Company. An estimated $350,000 mining duties are still owed to the Company by the Province of Québec in respect of claims filed up to October 31, 2007. As at July 31, 2007 the Company was eligible for resource tax credits estimated at $1,186,000 for claims filed up to October 31, 2006.

In March 2006, the Company, Azimut and Goldcorp formed a 3-Way Joint Venture by combining Azimut's mining claims from the Opinaca C Block and selected mining claims from Goldcorp's Éléonore claim block to create the Éléonore South property. Eastmain has satisfied the work requirements to earn a 1/3 interest in the Éléonore South project by completing $4 million in work expenditures within the four-year period. Goldcorp has exercised its option to acquire an additional 6.67% interest by funding all exploration expenditures up to the delivery of a bankable feasibility study.

The Eastmain Mine property was acquired in February 2007 from Campbell Resources Inc. through the Company's wholly-owned subsidiary, Eastmain Mines Inc. at a total consideration of $4.3 million in cash, shares and purchase warrants. In July 2008, 500,000 purchase warrants were exercised generating proceeds to the Company of $750,000. Campbell Resources Inc. retains a 2% net smelter return royalty ("NSR") on the mine property. Eastmain Resources Inc. holds an option to purchase one-half of the NSR for $1 million when production exceeds 250,000 ounces of gold.

There are significant uncertainties regarding the trends in gold, silver and other mineral prices and the availability of equity financing when proceeds are used for the purposes of mineral exploration and development. For instance, the price of gold, silver and other minerals has fluctuated widely in recent years and wide fluctuations are expected to continue. The market price of gold fell from above US$350 per ounce for most of the 1990's to US$260 per ounce in 2001. Since that time the price of gold has risen steadily. Increased gold prices in the last several years have encouraged the Company to participate more actively in exploration and acquisition activities. Although world markets may experience volatility in the short-term, the long-term outlook for gold remains bullish. Apart from these factors, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company's business or financial condition or its results of operations.

Results of Operations

The Company does not earn any significant revenue from operations. Interest is derived from the investment of funds for the period between the receipt of funds from equity placements and the disbursement of exploration expenditures. Other income is derived from management fees and charges for the use of Company facilities by third parties. Interest and other income was $185,440 for the nine months ended July 31, 2008 ($146,930 for the nine months ended July 31, 2007).

In accordance with generally accepted accounting principles, some significantly large, non-cash, income and expense items are recorded through the Company's financial statements. Net loss for the nine months ended July 31, 2008 included a non-cash recovery of future income taxes of $53,700 arising from the renunciation of resource expenditures in favour of flow-through share investors, derived from the flow-through placement with directors, officers, employees and other service providers completed in December 2007. Deferred income tax recoveries for the nine months ended July 31, 2007 were $768,600, which included the private flow-through placement with Goldcorp, completed in June of 2006 and the flow-through placement with directors, officers, employees and other service providers completed in December 2006. Under the accounting standard regarding the income component of flow-

through shares introduced in March 2004, a part of the equity raised from flow-through shares is apportioned to current income, based on an estimate of the value of future income tax recoveries, otherwise available to the Company, that are being transferred to the shareholder. Net loss for the nine months ended July 31, 2008 was $513,414 compared to net income of $11,768 for the nine months ended July 31, 2007.

Interest and other income for the quarter ended July 31, 2008 includes project management fees of $45,515 for work performed during the current fiscal year.

Operating expenses for the nine months ended July 31, 2008 also included a non-cash expenditure of $40,200, ($392,425 in 2007) being the Black-Scholes value of the stock options issued as director, officer and employee compensation.

For a description of the proposed future activities of the Company, see "Future Outlook" below.

Summary of Quarterly Information

	Quarter ended 07/31/2008	Quarter ended 04/30/2008	Quarter ended 01/31/2008	Quarter ended 10/31/2007
Interest / other Income	$ 78,536	$ 31,748	$ 31,748	$ 52,452
Net Income (loss)	$ (174,903)	$ (201,808)	$ (201,808)	$ (109,326)
Per share basic	$(0.0022)	$(0.0015)	$(0.0015)	$(0.0019)
Per share diluted	$(0.0022)	$(0.0015)	$(0.0015)	$(0.0019)
Trading Range of Shares				
High	$1.67	$0.92	$0.92	$0.77
Low	$1.35	$0.63	$0.63	$0.57
	Quarter ended 07/31/2007	**Quarter ended 04/30/2007**	**Quarter ended 01/31/2007**	**Quarter ended 10/31/2006**
Interest / other Income	$ 12,702	$ 72,167	$ 62,061	$ 93,911
Net Income (loss)	$ (420,892)	$ (193,979)	$ 626,639	$(1,355,454)
Per share basic	$(0.0063)	$(0.0029)	$0.0106	$(0.0229)
Per share diluted	$(0.0063)	$(0.0029)	$0.0089	$(0.0229)
Trading Range of Shares				
High	$0.89	$0.85	$0.86	$0.72
Low	$0.65	$0.69	$0.58	$0.53

Risks and Uncertainties

Exploration and Development Risks

The business of exploration for minerals involves a high degree of risk. Major expenses may be required to establish ore resources and reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that current exploration programs will result in profitable mining operations.

Financing Risks

The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for future exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible forced sale or loss of such properties. The Company at some point will require additional financing for ongoing exploration, however, there are sufficient funds on hand to cover exploration expenditures of current projects for approximately five years.

Deferred Mining Property Costs and Exploration Expenditures

The cost of exploration and development is recorded on a property-by-property basis and deferred in the Company's accounts, pending recovery based on the discovery and/or extraction of economically recoverable reserves. When it

is determined that there is little prospect of minerals being economically extracted from a property, the deferred costs associated with that property are charged to operations. The Company has adopted a policy whereby the deferred exploration expenditures on a given property are reduced as the banked provincial assessment credit of the property declines. The determination of property write-downs, if required, is usually performed at the fiscal year-end.

There have been no write-downs of deferred exploration expenditures since the fiscal year ended October 31, 2006 as the government resource tax credits and mining duty rebates were sufficient to cover any reductions in the banked provincial assessment credits.

The Company's activities involve the exploration and development of gold and base metals on its properties in Ontario, Québec and New Brunswick. Gross exploration expenditures are as follows:

Project Expenditures by Quarter (in thousands of dollars)

Project	Quarter ended 07/31/2008		Quarter ended 04/30/2008		Quarter ended 01/31/2008		Quarter ended 10/31/2007	
	$	%	$	%	$	%	$	%
Clearwater	**288**	21	**105**	31	**568**	71	**251**	17
Eastmain Mine	**36**	3	**30**	9	**6**	1	**(36)**	(2)
Éléonore South	**0**	0	**2**	1	**186**	23	**1,150**	78
Xstrata JV	**11**	1	**22**	6	**12**	1	**34**	2
Azimut C & D	**15**	1	**37**	11	**5**	1	**23**	2
Ruby Hill	**951**	72	**28**	8	**6**	1	**3**	0
Other	**22**	2	**117**	34	**15**	2	**48**	3
	1,323	100	**341**	100	**798**	100	**1,473**	100

Project Expenditures by Quarter (in thousands of dollars)

Project	Quarter ended 07/31/2007		Quarter ended 04/30/2007		Quarter ended 01/31/2007		Quarter ended 10/31/2006	
	$	%	$	%	$	%	$	%
Clearwater	**58**	3	**40**	1	**51**	6	**162**	7
Eastmain Mine	**826**	48	**3,531**	89	**0**	0	**0**	0
Éléonore South	**778**	45	**203**	5	**570**	71	**1,126**	48
Xstrata JV	**14**	1	**76**	2	**31**	4	**8**	0
Azimut C & D	**9**	1	**63**	1	**7**	1	**116**	5
Ruby Hill	**2**	0	**28**	1	**10**	1	**0**	0
Other	**40**	2	**38**	1	**135**	17	**928**	40
	1,727	100	**3,979**	100	**804**	100	**2,340**	100

Liquidity and Capital Resources

During the nine months ended July 31, 2008, the Company received proceeds of $19.1 million from the issue of shares and the exercise of warrants and options, (the Company received $0.5 million from the exercise of common share purchase warrants in the nine months ended July 31, 2007). During this same period the Company invested $2.5 million in acquisition and exploration of mineral resource properties ($6.5 million in the nine months ended July 31, 2007). As at July 31, 2008 cash and cash equivalents, marketable securities, prepaid expenses and sundry receivables on hand totalled $21.7 million ($4.3 million in as at October 31, 2007). Current liabilities are $1.2 million ($0.8 million as at October 31, 2007) and the Company has no long-term debt. Accordingly, as the Company's base operating cost is approximately $60,000 per month, and as all exploration expenditures to be made by the Company are discretionary, management believes the Company has sufficient working capital to fund the ongoing overheads and cost of its exploration activities for the foreseeable future.

During the nine months ended July 31, 2008, directors, officers, employees and other service providers of the Company undertook a private placement financing. The December 2007 private placement issue of 150,000 flow-through common shares at $1.00 raised net proceeds of $145,750. Other placements may be contemplated if market conditions are appropriate.

The properties held by the Company are not income generating. The Company is reliant on equity markets over the long term to raise capital to fund its other exploration activities. In the past, the Company has been successful in raising funds through equity offerings, and while there is no guarantee that this will continue, there is no reason either to believe that this capacity will diminish.

Cash-on-hand for future exploration costs is invested in term deposits, bonds and certificates of deposit with maturities matching the Company's cash-flow requirements which, in management's opinion, yield the greatest return with the least risk. The Company's policy is to maintain its investment portfolio in very low-risk liquid securities, which are selected and managed under advice from independent professional advisors. Shares in other companies acquired as a result of property transactions may also be held from time-to-time on an available-for-sale basis.

The Company does not hold any Asset Backed Commercial Paper (ABCP).

Marketable securities are subject to changes in valuation depending on market fluctuations. Under current reporting requirements for corporations with year-ends after October 1, 2006, financial assets designated as available-for-sale must be recorded at fair market values. Unrealized gains or losses arising from the valuation of these financial assets are reported in the balance sheet as "Other comprehensive income (loss)". Realized gains and losses are transferred to the statement of operations. The Company adopted this accounting standard on a prospective basis as of November 1, 2006 and has classified all of its marketable securities as available-for-sale. As a result of fair-market valuations July 31, 2008, the carrying value of the Company's investments has been written down by $ 244,811. For the nine months ended July 31, 2008, the value of common shares (Western Uranium Corporation, Western Lithium Corporation and Dianor Resources Inc.) decreased by $761,196, while investments in bonds increased by $27,469. The after tax adjustment to fair market values of marketable securities resulted in an unrealized loss for the nine months ended July 31, 2008 of $733,727 and an unrealized gain of $445,370 for the nine months ended July 31, 2007. Accounts receivable at July 31, 2008 includes an amount of $735,740 due from Les Mines Opinaca Ltée. (a Goldcorp subsidiary) for exploration expenditures undertaken at the Éléonore South project during 2008, $259,969 of recoverable sales taxes, $164,132 in resource credit adjustments and $50,503 in interest, advances and sundry receivables. During the quarter ended July 31, 2008, the Company received 169,612 Western Lithium Corporation (TSX-V:WLC) shares in a spin-out from Western Uranium Corporation. The actual paid-up capital amount of this transaction has yet to be determined by Western Uranium Corporation.

For tax year-ends after December 31, 2005, non-capital losses can be carried forward and used to offset future gains for a period of twenty years, after which they expire. (Ten years for losses in tax years ending prior to December 31, 2005 and seven years for losses in tax years ending prior to March 22, 2004). To the extent that loss carry-forwards could be used to reduce future tax liabilities, they are a financial resource that can be managed. The Company, by its mineral exploration nature, generates non-capital tax losses, which are not recognized on the income statement because, at this point in time, it is not certain that they will be used to offset tax liabilities within their carry-forward life. Canadian tax legislation allows an enterprise to issue securities to investors, whereby the deductions for tax purposes relating to resource expenditures may be claimed by the investors and not by the enterprise. These securities are referred to as flow-through shares. Under recommendation number 146 issued by the Emerging Issues Committee (EIC-146) regarding generally accepted accounting principles (GAAP) for the accounting treatment of flow-through shares, the issuer recognizes part of the proceeds from the sale of flow-through shares as tax credits associated with the expenditures being transferred to the shareholders, records this amount as a future income tax liability and the rest of the net proceeds as shareholders' equity. As a result, the Company has recorded a future income tax recovery of $53,700 in the nine months ended July 31, 2008 in connection with the December 2007 issue of flow-through shares and $768,600 in the nine months ended July 31, 2007 in connection with the December 2006 renunciation of expenditures associated with the issue of flow-through shares in 2006.

During the nine months ended July 31, 2008, 5,183,000 common share purchase warrants were exercised at an average price of $0.73 (523,215 share purchase warrants were exercised in the nine months ended July 31, 2007 at $0.65); 525,000 share purchase warrants with an exercise price of $0.98 expired without being exercised (510,781 share purchase warrants expired without being exercised in the nine months ended July 31, 2007). 6,828,200 common share purchase warrants for a two-year period with an average exercise price of $1.90 were issued in connection with the private placement share issue in July, 2008 which if exercised, would result in proceeds of $13,061,727 to the Company (1,000,000 warrants were issued in the nine months ended July 31, 2007 in connection with the acquisition of the Eastmain Mine. As at July 31, 2008, 6,828,200 share purchase warrants were outstanding with an average exercise price of $1.90. 5,708,000 share purchase warrants with an average exercise price of $0.76 remained outstanding at July 31, 2007.

For the nine months ended July 31, 2008, 100,000 common share stock options were issued as director, officer and employee compensation with a price of $0.79; 375,000 options were exercised at an average price of $0.51 and none expired or were cancelled. For the nine months ended July 31, 2007, 1,225,000 stock options were issued as director, officer and employee compensation; 200,000 options were exercised; and 50,000 expired or were cancelled. As at July 31, 2008, 4,225,000 options were outstanding with an average exercise price of $0.65, which if exercised,

would result in proceeds of $2,763,000 to the Company (July 31, 2007, 4,500,000 options were outstanding with an average exercise price of $0.64).

As at July 31, 2008, the Company has an estimated $350,000 in mining duty credits receivable from the Province of Québec for expenditures incurred between November 1, 2006 and October 31, 2007. Québec resource credits are refunds from the government that are paid to companies exploring for precious metals in Québec, subject to verification and adjustment of eligible project expenditures by the Québec Ministry of Natural Resources. Since no confirmation of the amount outstanding of the Company's refund has, as yet, been received, the estimated refund outstanding has not been recorded in the Company's financial statements.

Transactions with Related Parties

Related party transactions include $15,000 per month salary and $1,000 premises rent paid to the President of the Company. Consulting fees of $500 per day are paid to a service provider of the Company.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares of which, as of June 9, 2008 there are 85,554,418 common shares outstanding. In addition, as of June 9, 2008, 4,225,000 share purchase options and 6,868,200 share purchase warrants are outstanding.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties, related deferred exploration expenditures and stock-based compensation. These critical accounting estimates significantly affect the values attributed to the following line items in the Company's financial statements: mining properties and deferred exploration expenditures; total assets; shareholders' equity; stock-based compensation; total expenses; loss for the period before extraordinary items; net loss; deficit; and basic and diluted loss per share.

These estimates involve considerable judgment and are, or could be, affected by factors that are out of the Company's control. Factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock-price volatility. The timing for exercise of options is out of the Company's control and will depend upon the market value of the Company's shares and the financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with the Black-Scholes model, however future volatility is uncertain and the model has its limitations. These estimates can have a material impact on the stock-based compensation and hence results of operations. The Company's recorded value of its mineral properties and associated deferred exploration expenses is based on historical costs that may be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with its properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity-price risk, operating risk, ownership and political risk and currency risk, as well as environmental risk. The ability of the Company to obtain necessary financing to complete the development of its properties and obtain future profitable production is uncertain.

Change in Accounting Policy

There have been no changes in accounting policy since the year ended October 31, 2007.

November 1, 2006 the Company adopted CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement" which has become a standard reporting requirement for all publicly traded companies with year-ends after October 1, 2006.

The Company also adopted the recommendations of Section 3865 on hedges even though the Company does not engage in any hedging activities.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance-sheet arrangements and the Company does not hold any asset backed commercial paper. The principal financial instruments affecting the Company's financial condition and results of operations currently are its cash and marketable securities portfolio. To minimize risk, the funds are managed by

independent financial advisors with ultimate administration by the Company. All of the Company's investment portfolio has been designated as available-for-sale and is recorded at fair market value in accordance with CICA Handbook Section 3855.

Future Outlook

The Company has achieved several significant milestones over the past 9 months including reaching $100 million in market capitalization and share trading prices reaching 25-year highs. Three financial institutions, Genuity Capital Markets, Laurentian Bank Securities and Macquarie Capital Markets Canada Ltd. have recognized the potential of the Corporation through marketing and / or research coverage, generating an increase in both the Company's share price and trading volume on the stock market.

The Company is focusing its efforts on exploring for gold in the Eastmain/Éléonore region of Northern Québec, where sedimentary-hosted gold deposits, like Roberto, have multi-million-ounce size potential. The Company discovered the JT Gold Zone at the Éléonore South property in July 2007. This new sedimentary gold target is geologically similar to the Roberto gold deposit. It confirms that the 10-kilometre-long metallic anomaly, detected in overlying soils across the property, has at least one in-situ bedrock source. Recent drilling funded by Goldcorp has further confirmed the potential for a sedimentary hosted gold deposit.

At Clearwater, an advanced definition diamond drill program completed in December 2007 was designed to outline the vein geometry and gold grade of the Eau Claire Deposit within a proposed open pit area, and to provide sufficient ore and wall rock material for metallurgical testing. Six tonnes of large diameter (HQ) core was delivered to SGS Minerals Lakefield Research with the objective of designing an optimum processing flow-sheet for the ore at Eau Claire. These studies will also determine if ore from Eau Claire can be processed locally at Goldcorp's future mill site.

The current drill program at Eau Claire is adding near-surface, high-grade quality ounces at low cost, while expanding the proposed open-pit area. This phase of drilling will focus on increasing the near-surface measured resource to a length of up to 600 meters and a depth of up to 300 meters.

The acquisition of the Eastmain Mine property has added a second deposit, containing measured and indicated resources, to our gold inventory. This deposit and surrounding land package represents significant growth potential for the future of our Company. Our plans are to evaluate the deposit at depth and to search for another deposit locally and regionally, over a three- to five-year time frame.

Detailed HeliGEOTEM surveys completed on five priority areas on the Xstrata MegaTEM JV in Ontario during 2007 have generated a number of drill targets. Based on the geometry and size of conductive responses, two of the areas are highly prospective for base metal mineralization. An isolated magnetic and electromagnetic conductor was confirmed on the St. Laurent nickel prospect. Eastmain proposes to drill these targets.

Exploration and development expenditures for fiscal 2008 are forecast to be approximately $0.3 million for Ontario and $3.7 million for Québec.

The Corporation has significant positive leverage to the price of gold through its growing in-situ resource ounces.

Subsequent events

In accordance with the Company's stock option plan for director, officer, employee and other service provider compensation, 825,000 stock options were issued in September 2008 with an estimated Black-Scholes value of $321,750.

Scientific and Technical Disclosure

All disclosure of a scientific or technical nature herein concerning the Clearwater Project is based upon the technical report entitled "Clearwater Project (1170) – Report on the 2004 Exploration Activities for Eastmain Resources Inc." dated December 30, 2005, which was prepared by E. Canova and M.J. Perkins (the "Clearwater Report"). E. Canova is a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators and has verified the data underlying the statements contained herein concerning the Clearwater Project. Further information concerning the Clearwater Project is contained in the Clearwater Report available at www.sedar.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to senior management, which includes the Company's President and Chief Executive Officer, Chief Financial Officer and the Corporate Secretary on a timely basis so that appropriate decisions can be made regarding public disclosure. As of July 31, 2008, the company's certifying officers, being the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the certifying officers have concluded that, as of July 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined in multilateral instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time periods specified by those laws. The certifying officers also concluded that material information was accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Internal Controls over Financial Reporting

The Company's President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with Multilateral Instrument 52-109 of the Canadian Securities Administrators. These controls were reviewed as at July 31, 2008. There were no changes during the nine months ended July 31, 2008 which materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Accounting Responsibilities, Procedures and Policies

The Board of Directors, which among other things is responsible for the financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements. Responsibility for their review rests with the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues and to confirm that all administrative duties and responsibilities are properly discharged. The Audit Committee also reviews the financial statements, management's discussion and analysis and considers the engagement or reappointment of external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to the shareholders. The external auditors have full and free access to the Audit Committee.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. Given the small size of the Company, a true segregation of duties is impossible to achieve. The Company believes that its policies and procedures provide the best controls achievable under the constraints described above.

Critical Accounting Estimates

In preparing the financial statements, great care is taken to use appropriate generally accepted accounting principles and estimates, considered necessary by management, to present the financial position and results of operations on a fair and consistent basis. The principal accounting policies followed by the Company are summarized in Note 2 to the Company's audited financial statements.

Additional Information

Additional Information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

Genuity

Eastmain Resources Inc.

ER-T: $1.04

TARGET: **$2.60**
RECOMMENDATION: **BUY**
RISK RATING: **SPECULATIVE**

September 12, 2008

Michael Gray, MSc – 604.694.6961
michael.gray@genuitycm.com
Colin Garner, BASc – 604.694.6964
colin.garner@genuitycm.com

More visible gold from Eau Claire

(all figures in C$, unless noted)

Price (9/11/2008)	$1.04
Total return to target	150.0%
Shares O/S (mm)	85.5
Shares F/D (mm)	96.5
Market cap F/D ($mm)	$ 100.4
Float value($mm)	75.5
10-day Ave Daily Vol (K)	99.0
Debt ($mm)	$0.0
Cash ($mm)	$21.5
FD cash ($mm)	$37.7
12-mo net Burn-rate ($mm)	$3.0
Shareholders	9% Goldcorp
	5% Management
	35% Institutions
President & CEO	Don Robinson


ER-T
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
Price (C$)
Sep
Nov
Jan
Mar
May
Jul
Sep
200 MA
50 MA

Company profile
Eastmain Resources (ER) is a Canadian precious metal exploration company focused on Quebec, Canada. The company owns a 100% interest in two advanced gold projects in the Eleonore and Eastmain gold belts in Quebec, with 1.24 million oz of indicated and inferred gold resources. The company also controls 30% of a JV just south of Goldcorp's +2.7 million oz gold Eleonore mine development project.

Investment thesis

- **Eau Claire "visual" drilling results** – Yesterday, ER reported encouraging visual drill results from its near-surface, detailed drilling program on its 100%-owned approximate 1 million oz Eau Claire gold deposit in the James Bay region, Quebec. The 2008 drilling is designed to infill drill below the 2007 drilling (0-50 metre vertical depth) to a vertical depth of 100 metres for a measured resource estimate.
- **2008 drilling (to date) is down-dip of 2007 drilling** – Drilling results at the 450 West Zone continue to document visible gold-bearing quartz-tourmaline veins down dip of the area tested in 2007. Of 29 holes, 23 encountered at least one vein with visible gold and overall 50 individual veins had visible gold. Drilling tests to approximate vertical depths of 100 metres on 12.5-25 metre centres, therefore, vein dip lengths of approximately 150 metres.
- **Eau Claire-related catalysts** – Assays are pending for the 450 West Zone at depth. Shallow drilling will be conducted to the east and south, metallurgical work is in progress, and a "measured" resource estimate for the upper 100 metre portion of Eau Claire will be conducted.
- **Eau Claire represents a strategic gold resource** – We continue to view Eastmain's Eau Claire gold deposit as a key satellite +1 million oz gold resource in the James Bay region, Quebec given its: 1) high grade; 2) low arsenic content; 3) potential to open pit the upper portion of the deposit; and 4) proximity, within trucking distance, to Goldcorp's (G-T: $27.39, Not Rated) Eleonore Mine development site.
- We recommend ER as a **BUY** with a **target price of $2.60** based on our 12-month NAV. Our NAV is underpinned by ER's 1.24 million oz of indicated and inferred resources and our geological rationale that there will be a significant grade increase in the Eau Claire deposit via the current large diameter tight-spaced drill program. ER is **Speculative** and suitable for risk-tolerant investors only.

See last page for disclosure and share classification information.

- **Metallurgical and gold characterization work on the Eau Claire gold system (Q4/08 to Q1/09) –** We note that a confidentiality agreement had previously been announced with Goldcorp as this work was being coordinated at the same facility as is testing Eleonore deposit gold ores.

Valuation and recommendation

We continue to view Eastmain's Eau Claire deposit as a key satellite gold resource in the James Bay region, Quebec given its: 1) high grade; 2) low arsenic content; 3) potential to open pit the upper portion of the deposit; and, 5) proximity, within trucking distance to Goldcorp's Eleonore Mine development site.

We recommend ER as a BUY with a target price of $2.60 based on our 12-month NAV. Our NAV is underpinned by ER's 1.24 million oz of indicated and inferred resources and our geological rationale that there will be a significant grade increase in the Eau Claire deposit via the current large diameter tight-spaced drill program. ER is **Speculative** and suitable for risk-tolerant investors only.

Genuity

Eastmain Resources Inc.

ER-T: $1.04

September 12, 2008

TARGET: **$2.60**
RECOMMENDATION: **BUY**
RISK RATING: **SPECULATIVE**

Michael Gray, MSc – 604.694.6961
michael.gray@genuitycm.com
Colin Garner, BASc – 604.694.6964
colin.garner@genuitycm.com

More visible gold from Eau Claire

(all figures in C$, unless noted)

Price (9/11/2008)	$1.04
Total return to target	150.0%
Shares O/S (mm)	85.5
Shares F/D (mm)	96.5
Market cap F/D ($mm)	$ 100.4
Float value($mm)	75.5
10-day Ave Daily Vol (K)	99.0
Debt ($mm)	$0.0
Cash ($mm)	$21.5
FD cash ($mm)	$37.7
12-mo net Burn-rate ($mm)	$3.0
Shareholders	9% Goldcorp
	5% Management
	35% Institutions
President & CEO	Don Robinson


ER-T
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
Price (C$)
Sep
Nov
Jan
Mar
May
Jul
Sep
200 MA
50 MA

Company profile
Eastmain Resources (ER) is a Canadian precious metal exploration company focused on Quebec, Canada. The company owns a 100% interest in two advanced gold projects in the Eleonore and Eastmain gold belts in Quebec, with 1.24 million oz of indicated and inferred gold resources. The company also controls 30% of a JV just south of Goldcorp's +2.7 million oz gold Eleonore mine development project.

Investment thesis

- **Eau Claire "visual" drilling results** – Yesterday, ER reported encouraging visual drill results from its near-surface, detailed drilling program on its 100%-owned approximate 1 million oz Eau Claire gold deposit in the James Bay region, Quebec. The 2008 drilling is designed to infill drill below the 2007 drilling (0-50 metre vertical depth) to a vertical depth of 100 metres for a measured resource estimate.

- **2008 drilling (to date) is down-dip of 2007 drilling** – Drilling results at the 450 West Zone continue to document visible gold-bearing quartz-tourmaline veins down dip of the area tested in 2007. Of 29 holes, 23 encountered at least one vein with visible gold and overall 50 individual veins had visible gold. Drilling tests to approximate vertical depths of 100 metres on 12.5-25 metre centres, therefore, vein dip lengths of approximately 150 metres.

- **Eau Claire-related catalysts** – Assays are pending for the 450 West Zone at depth. Shallow drilling will be conducted to the east and south, metallurgical work is in progress, and a "measured" resource estimate for the upper 100 metre portion of Eau Claire will be conducted.

- **Eau Claire represents a strategic gold resource** – We continue to view Eastmain's Eau Claire gold deposit as a key satellite +1 million oz gold resource in the James Bay region, Quebec given its: 1) high grade; 2) low arsenic content; 3) potential to open pit the upper portion of the deposit; and 4) proximity, within trucking distance, to Goldcorp's (G-T: $27.39, Not Rated) Eleonore Mine development site.

- We recommend ER as a **BUY** with a **target price of $2.60** based on our 12-month NAV. Our NAV is underpinned by ER's 1.24 million oz of indicated and inferred resources and our geological rationale that there will be a significant grade increase in the Eau Claire deposit via the current large diameter tight-spaced drill program. ER is **Speculative** and suitable for risk-tolerant investors only.

See last page for disclosure and share classification information.

Background

Yesterday morning, ER reported visual drill results for 29 holes from its near-surface, detailed drilling program on its 100%-owned approximate 1 million oz Eau Claire gold deposit in the James Bay region, Quebec. The 2008 drilling is designed to infill drill immediately below the 2007 drilling (0-50 metres vertical depth) to a vertical depth of 100 metres and also to test along strike to the east (see Exhibit 1). Detailed drilling is being conducted with HQ-size (96 million) core on a spacing of 12.5-25 metres.

Exhibit 1: Eau Claire deposit plan view showing individual gold bearing veins (red) projected to surface with 2007 and 2008 drill areas highlighted (blue). Veins are en echelon and dip approximately 50 degrees to the south within a key trend (red dashed lines).


NI 43-101 Resource
310,000 ounces Indicated
1,029,332 tonnes @ 9.5 g/t Au
680,000 ounces Inferred
3,049,660 tonnes @ 7 g/t Au
Key Trend
2007
Drill Area
2008
Drill Area
C87-06
497 g/t Au 2m
500 mN
0 mN
-500 mN
-1000 mN
-1000 mE
-500 mE
0 mE
500 mE
1000 mE

Source: Eastmain disclosure

Drilling – VG-related visual results

- 50 quartz-tourmaline veins were documented in 29 holes.
- Of the 29 holes, 23 had visible gold bearing vein intersections, indicating a high success rate (see Exhibit 2).
- At this stage, ER has not announced the total number of vein intersections in the 29 holes or the lengths of the intersections (we expect near true-thickness lengths based on the drill direction and angle).

Exhibit 2: Eau Claire deposit "450 West Zone" plan view (west half of the 2008 drill area from Exhibit 1). Note drill collars for 2007 (blue) and 2008 (red) drill holes are denoted with a red circle if at least one vein with VG has been intersected. The high grade corridor (rectangle with blue dashed lines) is a package approximately 25 metres thick that contains multiple en echelon quartz-tourmaline veins (red).



High Grade Gold Corridor
LEGEND
Sediments
Mafic Volcanics
Alteration Zone (Schist)
Gold-quartz-tourmaline vein
2008 Proposed Hole
2008 Drl hole
2007 Drl hole
Drill hole with Visible Gold
50 m

Source: Eastmain disclosure

Impact – Positive (pending assay results and vein thicknesses)

ER has documented similar VG bearing quartz-tourmaline intersections down dip of those outlined in the 2007 drilling. Assays, vein thicknesses and continuity will be important in follow-up news releases.

Catalysts

- **Assay results from the 2008 Eau Claire drilling 450 West Zone (September to December 2008)** – We will also specifically look for vein thicknesses and continuity compared with 2007 "up-dip" results.
- **Visual results from the 2008 Eau Claire drilling to the east and southeast of the 450 West Zone (October to November 2008)** – This is an important area as it could expand open-pit potential significantly to the east and south.
- **Drill results from Eastmain and Eleonore South JV (Q4/08)** – We expect a summary of these drilling programs in Q4/08.
- **Revised "measured" resource estimation for Eau Claire (Q1/09)** – This will be the basis for engineering work on a conceptual open pit plan (to at least 100 metres vertical) and establishing likely dilution.

- **Metallurgical and gold characterization work on the Eau Claire gold system (Q4/08 to Q1/09)** – We note that a confidentiality agreement had previously been announced with Goldcorp as this work was being coordinated at the same facility as is testing Eleonore deposit gold ores.

Valuation and recommendation

We continue to view Eastmain's Eau Claire deposit as a key satellite gold resource in the James Bay region, Quebec given its: 1) high grade; 2) low arsenic content; 3) potential to open pit the upper portion of the deposit; and, 5) proximity, within trucking distance to Goldcorp's Eleonore Mine development site.

We recommend ER as a BUY with a target price of $2.60 based on our 12-month NAV. Our NAV is underpinned by ER's 1.24 million oz of indicated and inferred resources and our geological rationale that there will be a significant grade increase in the Eau Claire deposit via the current large diameter tight-spaced drill program. ER is **Speculative** and suitable for risk-tolerant investors only.

Genuity Capital Markets has acted as an underwriter in a distribution for Eastmain Resources Inc. in the last 12 months. A portion of the travel expenses for a recent site visit were paid for by Eastmain Resources Inc.

Analyst's Certification

I, Michael Gray, hereby certify that the views expressed in this report accurately reflect my personal views about the subject securities or issuers. I also certify that I have not, am not, and will not receive, directly or indirectly, compensation in exchange for expressing the specific recommendations or views in this report.

THE FIRM THAT PREPARED THIS REPORT MAY NOT BE SUBJECT TO U.S. RULES WITH REGARD TO THE PREPARATION OF RESEARCH REPORTS AND THE INDEPENDENCE OF ANALYSTS.

General Disclosure

The opinions, estimates and projections contained herein are those of Genuity Capital Markets as of the date hereof and are subject to change without notice. Genuity Capital Markets makes every effort to ensure that the contents have been compiled or derived from sources believed reliable and contain information and opinions, which are accurate and complete. However, Genuity Capital Markets makes no representation or warranty, express or implied, in respect thereof, takes no responsibility for any errors and omissions that may be contained herein and accepts no liability whatsoever for any loss arising from any use of or reliance on this report of its contents. Information may be available to Genuity Capital Markets or its affiliates, which is not reflected herein.

This report is not to be construed as an offer to sell, or solicitation for, or an offer to buy, any securities.

Genuity Capital Markets, its affiliates and/or their respective officers, directors, partners or employees may from time to time acquire, hold or sell securities mentioned herein as principal or agent. As an investment dealer, Genuity Capital Markets provides a variety of financial services, including investment banking services. It is possible that Genuity Capital Markets might seek to become engaged to provide such services to companies referred to in this report in the next three months.

In accordance with the Investment Industry Regulatory Organization of Canada — Rule 3400 Analyst Standards, Genuity Capital Markets hereby confirms that as of the date of this report:

(i) The research analyst(s) referenced herein and any member of the research analyst's household, or an individual directly involved in the preparation of this report, does not hold a financial interest in the securities of the company in this report;

(ii) Genuity Capital Markets, unless otherwise stated, does not hold as of the date of this report, a position whether long or short of 1% or more of the outstanding securities of any class of securities of the company mentioned in this report;

(iii) The research analyst who prepared this report receives compensation that is based, in part, upon the firm's overall investment banking revenues;

(iv) Genuity Capital Markets does not make a market in the securities referred to in this report;

(v) No research analyst named on the front page of this report nor any member of the research analyst's household is an officer, director or employee of the company nor does any research analyst or a member of the research analyst's household serve in any advisory capacity to the companies mentioned in this report; and

(vi) Other than what is disclosed above, Genuity Capital Markets is not aware of any actual material conflicts of interest for the research analyst, of which the research analyst knows or has reason to know in the preparation of this report.

Stock Rating

For purposes of our research report, our rating system is defined as follows:

BUY – The stock is expected to outperform others in the same industry sector and provide the best risk reward ratio.

HOLD – Stocks returns expected to be in-line with the sector average over 12 months or do not offer a compelling risk/reward profile.

SELL – Stocks returns expected to be significantly below the sector average over 12 months, or with unacceptable risk relative to the potential reward.

Distribution of Ratings

Out of 116 stocks in the Genuity Capital Markets coverage universe, the ratings distribution is as follows: BUY (62.1%), HOLD (31.0%), SELL (4.3%), Under Review (0.0%), Restricted (0.0%), Tender (2.6%). Distribution of ratings is updated the first of every month.

Risk Rating

LOW/AVERAGE RISK – Stocks with less volatility than the market as a whole, with solid balance sheets and dependable earnings.

ABOVE AVERAGE RISK – Stocks with more volatility than the market. Financial leverage is considerable but not threatening, earnings are more erratic, or other quality concerns regarding accounting, management track record, and similar issues.

SPECULATIVE – Stocks of unproven companies or ones with very high financial leverage, suspicious accounting, or with other significant quality concerns. A speculative risk rating implies at least the possibility of financial distress leading to a restructuring.

Genuity

Research Dissemination Policy

Genuity Capital Markets research is disclosed to all our clients and prospective institutional clients at approximately the same time. Our research is currently disseminated by e-mail and third party service providers, such as Reuters and First Call. To receive Genuity research, please contact your Genuity Capital Markets Registered Representative.

Share Classification

NV – non-voting shares RS – restricted voting shares SV – subordinate voting shares UN – units

U.S. Disclosure

Genuity Capital Markets USA Corp. is a U.S. registered broker-dealer and subsidiary of Genuity Capital Markets. Genuity Capital Markets USA Corp. accepts responsibility for the contents of this research report, subject to the terms and limitations as set out above. U.S. residents seeking to effect a transaction in any security discussed herein should contact Genuity Capital Markets USA Corp. directly.

Genuity

Eastmain Resources Inc.

ER-T: $1.04

TARGET: **$2.60**
RECOMMENDATION: **BUY**
RISK RATING: **SPECULATIVE**

September 12, 2008

Michael Gray, MSc – 604.694.6961
michael.gray@genuitycm.com
Colin Garner, BASc – 604.694.6964
colin.garner@genuitycm.com

More visible gold from Eau Claire

(all figures in C$, unless noted)

Price (9/11/2008)	$1.04
Total return to target	150.0%
Shares O/S (mm)	85.5
Shares F/D (mm)	96.5
Market cap F/D ($mm)	$ 100.4
Float value($mm)	75.5
10-day Ave Daily Vol (K)	99.0
Debt ($mm)	$0.0
Cash ($mm)	$21.5
FD cash ($mm)	$37.7
12-mo net Burn-rate ($mm)	$3.0
Shareholders	9% Goldcorp
	5% Management
	35% Institutions
President & CEO	Don Robinson


ER-T
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
Price (C$)
Sep
Nov
Jan
Mar
May
Jul
Sep
200 MA
50 MA

Company profile
Eastmain Resources (ER) is a Canadian precious metal exploration company focused on Quebec, Canada. The company owns a 100% interest in two advanced gold projects in the Eleonore and Eastmain gold belts in Quebec, with 1.24 million oz of indicated and inferred gold resources. The company also controls 30% of a JV just south of Goldcorp's +2.7 million oz gold Eleonore mine development project.

Investment thesis

- **Eau Claire "visual" drilling results** – Yesterday, ER reported encouraging visual drill results from its near-surface, detailed drilling program on its 100%-owned approximate 1 million oz Eau Claire gold deposit in the James Bay region, Quebec. The 2008 drilling is designed to infill drill below the 2007 drilling (0-50 metre vertical depth) to a vertical depth of 100 metres for a measured resource estimate.
- **2008 drilling (to date) is down-dip of 2007 drilling** – Drilling results at the 450 West Zone continue to document visible gold-bearing quartz-tourmaline veins down dip of the area tested in 2007. Of 29 holes, 23 encountered at least one vein with visible gold and overall 50 individual veins had visible gold. Drilling tests to approximate vertical depths of 100 metres on 12.5-25 metre centres, therefore, vein dip lengths of approximately 150 metres.
- **Eau Claire-related catalysts** – Assays are pending for the 450 West Zone at depth. Shallow drilling will be conducted to the east and south, metallurgical work is in progress, and a "measured" resource estimate for the upper 100 metre portion of Eau Claire will be conducted.
- **Eau Claire represents a strategic gold resource** – We continue to view Eastmain's Eau Claire gold deposit as a key satellite +1 million oz gold resource in the James Bay region, Quebec given its: 1) high grade; 2) low arsenic content; 3) potential to open pit the upper portion of the deposit; and 4) proximity, within trucking distance, to Goldcorp's (G-T: $27.39, Not Rated) Eleonore Mine development site.
- We recommend ER as a **BUY** with a **target price of $2.60** based on our 12-month NAV. Our NAV is underpinned by ER's 1.24 million oz of indicated and inferred resources and our geological rationale that there will be a significant grade increase in the Eau Claire deposit via the current large diameter tight-spaced drill program. ER is **Speculative** and suitable for risk-tolerant investors only.

See last page for disclosure and share classification information.

Background

Yesterday morning, ER reported visual drill results for 29 holes from its near-surface, detailed drilling program on its 100%-owned approximate 1 million oz Eau Claire gold deposit in the James Bay region, Quebec. The 2008 drilling is designed to infill drill immediately below the 2007 drilling (0-50 metres vertical depth) to a vertical depth of 100 metres and also to test along strike to the east (see Exhibit 1). Detailed drilling is being conducted with HQ-size (96 million) core on a spacing of 12.5-25 metres.

Exhibit 1: Eau Claire deposit plan view showing individual gold bearing veins (red) projected to surface with 2007 and 2008 drill areas highlighted (blue). Veins are en echelon and dip approximately 50 degrees to the south within a key trend (red dashed lines).


NI 43-101 Resource
310,000 ounces Indicated
1,029,332 tonnes @ 9.5 g/t Au
680,000 ounces Inferred
3,049,660 tonnes @ 7 g/t Au
Key Trend
2007
Drill Area
2008
Drill Area
C87-06
497 g/t Au 2m
500 mN
0 mN
-500 mN
-1000 mN
-1000 mE
-500 mE
0 mE
500 mE
1000 mE

Source: Eastmain disclosure

Drilling – VG-related visual results

- 50 quartz-tourmaline veins were documented in 29 holes.
- Of the 29 holes, 23 had visible gold bearing vein intersections, indicating a high success rate (see Exhibit 2).
- At this stage, ER has not announced the total number of vein intersections in the 29 holes or the lengths of the intersections (we expect near true-thickness lengths based on the drill direction and angle).

Exhibit 2: Eau Claire deposit "450 West Zone" plan view (west half of the 2008 drill area from Exhibit 1). Note drill collars for 2007 (blue) and 2008 (red) drill holes are denoted with a red circle if at least one vein with VG has been intersected. The high grade corridor (rectangle with blue dashed lines) is a package approximately 25 metres thick that contains multiple en echelon quartz-tourmaline veins (red).



High Grade Gold Corridor
LEGEND
Sediments
Mafic Volcanics
Alteration Zone (Schist)
Gold-quartz-tourmaline vein
2008 Proposed Hole
2008 Drill hole
2007 Drill hole
Drill hole with Visible Gold
50 m

Source: Eastmain disclosure

Impact – Positive (pending assay results and vein thicknesses)

ER has documented similar VG bearing quartz-tourmaline intersections down dip of those outlined in the 2007 drilling. Assays, vein thicknesses and continuity will be important in follow-up news releases.

Catalysts

- **Assay results from the 2008 Eau Claire drilling 450 West Zone (September to December 2008)** – We will also specifically look for vein thicknesses and continuity compared with 2007 "up-dip" results.
- **Visual results from the 2008 Eau Claire drilling to the east and southeast of the 450 West Zone (October to November 2008)** – This is an important area as it could expand open-pit potential significantly to the east and south.
- **Drill results from Eastmain and Eleonore South JV (Q4/08)** – We expect a summary of these drilling programs in Q4/08.
- **Revised "measured" resource estimation for Eau Claire (Q1/09)** – This will be the basis for engineering work on a conceptual open pit plan (to at least 100 metres vertical) and establishing likely dilution.

- **Metallurgical and gold characterization work on the Eau Claire gold system (Q4/08 to Q1/09)** – We note that a confidentiality agreement had previously been announced with Goldcorp as this work was being coordinated at the same facility as is testing Eleonore deposit gold ores.

Valuation and recommendation

We continue to view Eastmain's Eau Claire deposit as a key satellite gold resource in the James Bay region, Quebec given its: 1) high grade; 2) low arsenic content; 3) potential to open pit the upper portion of the deposit; and, 5) proximity, within trucking distance to Goldcorp's Eleonore Mine development site.

We recommend ER as a BUY with a target price of $2.60 based on our 12-month NAV. Our NAV is underpinned by ER's 1.24 million oz of indicated and inferred resources and our geological rationale that there will be a significant grade increase in the Eau Claire deposit via the current large diameter tight-spaced drill program. ER is **Speculative** and suitable for risk-tolerant investors only.

Member of the Investment Industry Regulatory Organization of Canada and the Canadian Investor Protection Fund,

Participating Organization of the Toronto Stock Exchange and Toronto Venture Exchange

Genuity Capital Markets has acted as an underwriter in a distribution for Eastmain Resources Inc. in the last 12 months. A portion of the travel expenses for a recent site visit were paid for by Eastmain Resources Inc.

Analyst's Certification

I, Michael Gray, hereby certify that the views expressed in this report accurately reflect my personal views about the subject securities or issuers. I also certify that I have not, am not, and will not receive, directly or indirectly, compensation in exchange for expressing the specific recommendations or views in this report.

THE FIRM THAT PREPARED THIS REPORT MAY NOT BE SUBJECT TO U.S. RULES WITH REGARD TO THE PREPARATION OF RESEARCH REPORTS AND THE INDEPENDENCE OF ANALYSTS.

General Disclosure

The opinions, estimates and projections contained herein are those of Genuity Capital Markets as of the date hereof and are subject to change without notice. Genuity Capital Markets makes every effort to ensure that the contents have been compiled or derived from sources believed reliable and contain information and opinions, which are accurate and complete. However, Genuity Capital Markets makes no representation or warranty, express or implied, in respect thereof, takes no responsibility for any errors and omissions that may be contained herein and accepts no liability whatsoever for any loss arising from any use of or reliance on this report of its contents. Information may be available to Genuity Capital Markets or its affiliates, which is not reflected herein.

This report is not to be construed as an offer to sell, or solicitation for, or an offer to buy, any securities.

Genuity Capital Markets, its affiliates and/or their respective officers, directors, partners or employees may from time to time acquire, hold or sell securities mentioned herein as principal or agent. As an investment dealer, Genuity Capital Markets provides a variety of financial services, including investment banking services. It is possible that Genuity Capital Markets might seek to become engaged to provide such services to companies referred to in this report in the next three months.

In accordance with the Investment Industry Regulatory Organization of Canada — Rule 3400 Analyst Standards, Genuity Capital Markets hereby confirms that as of the date of this report:

(i) The research analyst(s) referenced herein and any member of the research analyst's household, or an individual directly involved in the preparation of this report, does not hold a financial interest in the securities of the company in this report;

(ii) Genuity Capital Markets, unless otherwise stated, does not hold as of the date of this report, a position whether long or short of 1% or more of the outstanding securities of any class of securities of the company mentioned in this report;

(iii) The research analyst who prepared this report receives compensation that is based, in part, upon the firm's overall investment banking revenues;

(iv) Genuity Capital Markets does not make a market in the securities referred to in this report;

(v) No research analyst named on the front page of this report nor any member of the research analyst's household is an officer, director or employee of the company nor does any research analyst or a member of the research analyst's household serve in any advisory capacity to the companies mentioned in this report; and

(vi) Other than what is disclosed above, Genuity Capital Markets is not aware of any actual material conflicts of interest for the research analyst, of which the research analyst knows or has reason to know in the preparation of this report.

Stock Rating

For purposes of our research report, our rating system is defined as follows:

BUY – The stock is expected to outperform others in the same industry sector and provide the best risk reward ratio.

HOLD – Stocks returns expected to be in-line with the sector average over 12 months or do not offer a compelling risk/reward profile.

SELL – Stocks returns expected to be significantly below the sector average over 12 months, or with unacceptable risk relative to the potential reward.

Distribution of Ratings

Out of 116 stocks in the Genuity Capital Markets coverage universe, the ratings distribution is as follows: BUY (62.1%), HOLD (31.0%), SELL (4.3%), Under Review (0.0%), Restricted (0.0%), Tender (2.6%). Distribution of ratings is updated the first of every month.

Risk Rating

LOW/AVERAGE RISK – Stocks with less volatility than the market as a whole, with solid balance sheets and dependable earnings.

ABOVE AVERAGE RISK – Stocks with more volatility than the market. Financial leverage is considerable but not threatening, earnings are more erratic, or other quality concerns regarding accounting, management track record, and similar issues.

SPECULATIVE – Stocks of unproven companies or ones with very high financial leverage, suspicious accounting, or with other significant quality concerns. A speculative risk rating implies at least the possibility of financial distress leading to a restructuring.

Research Dissemination Policy

Genuity Capital Markets research is disclosed to all our clients and prospective institutional clients at approximately the same time. Our research is currently disseminated by e-mail and third party service providers, such as Reuters and First Call. To receive Genuity research, please contact your Genuity Capital Markets Registered Representative.

Share Classification

NV – non-voting shares RS – restricted voting shares SV – subordinate voting shares UN – units

U.S. Disclosure

Genuity Capital Markets USA Corp. is a U.S. registered broker-dealer and subsidiary of Genuity Capital Markets. Genuity Capital Markets USA Corp. accepts responsibility for the contents of this research report, subject to the terms and limitations as set out above. U.S. residents seeking to effect a transaction in any security discussed herein should contact Genuity Capital Markets USA Corp. directly.



LAURENTIAN BANK SECURITIES

Action Note

Friday, September 12, 2008

APPENDIX – Important Disclosures

Company	Ticker	Disclosures*
Eastmain Resources Inc.	ER-T	U

The analyst(s) certify that (1) the views expressed in this report in connection with securities or issuers they analyze accurately reflect their personal views and (2) no part of their compensation was, is, or will be directly or indirectly, related to the specific recommendations or views expressed by them in this report.

The Research Analyst's compensation is based on various performance and market criteria and is charged as an expense to certain departments of Laurentian Bank Securities (LBS), including investment banking.

* Legend

A The Analyst, in his/her own account or in a related account, owns securities of this issuer.

L LBS collectively beneficially owns in excess of 1% of one or more classes of the issued and outstanding equity securities of this issuer.

O The Director of Equity Research, in his/her own account or in a related account, owns securities of this issuer.

U Within the last 24 months, LBS has undertaken an underwriting liability with respect to equity securities of, or has provided advice for a fee with respect to, this issuer.

V The Analyst has visited material operations of this issuer.

P This issuer paid a portion of the travel-related expenses incurred by the Analyst to visit material operations of this issuer

Laurentian Bank Securities Equity Research Ratings Distribution



50%
40%
30%
20%
10%
0%
12%
35%
46%
8%
0%
Top Pick
Buy
Spec Buy
Hold
Reduce

- Percentage of companies covered by Laurentian Bank Securities Equity Research within each rating category.

Source: Laurentian Bank Securities

Recommendation Terminology

LBS (Laurentian Bank Securities) recommendation terminology is as follows:

Top Pick	Our best investment idea, the greatest potential value appreciation.
Buy	The stock is expected to generate significant risk-adjusted returns over the next 12 months.
Hold	The stock is expected to generate modest risk-adjusted returns over the next 12 months.
Reduce	The stock is expected to generate negative risk-adjusted returns over the next 12 months.

Our ratings may be followed by "(S)" which denotes that the investment is speculative and has a higher degree of risk associated with it.

Additionally, our target prices are based on a 12-month investment horizon.



LAURENTIAN BANK SECURITIES

Action Note

Friday, September 12, 2008

Eastmain Resources Inc. (ER-T / $1.04)

Speculative Buy / Target Price: $1.60

Éric Lemieux, MSc, P. Geo. Tel.: (819) 472-5635

lemieuxe@lb-securities.ca

Company Profile

Eastmain Resources Inc. (ER) is focused on exploration in the James Bay area of Quebec. The company's primary focal point is gold exploration within the emerging Eastmain/Opinaca mining district. Eastmain owns 100% of the Eau Claire gold deposit and has significant land holdings with partners covering key geology adjacent to Goldcorp's Eleonore project (3.7 million oz. Au). Eastmain also owns 100% (through the wholly-owned subsidiary Eastmain Mines Inc.) the past producing Eastmain Mine further east in the Eastmain River Greenstone Belt.


9/11/08
2.00
1.75
1.50
1.25
1.00
0.75
0.50
Volume
BigCharts.com
1.5
1
0.5
0
Millions
Oct
Nov
Dec
08
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

Source: BigCharts.com

Market Data			
Ticker	ER-T	**Shares F/D (M)**	96.6
Rating	Buy (S)	**Market Cap (M)**	100.5
Risk	High	**Float F/D (M)**	96.6
Price	$1.04	**Float Value (M)**	100.5
1-Yr Target	$1.60	**Avg Daily Volume (K)**	255
Dividend	$0.00	**Control Blocks**	NA
1-Yr ROR	53.8%	Voting	NA
52-Wk High -Low	$1.87-$0.63	Equity	NA
Next Reporting	September 2008	**Management**	4%
Valuation	NAV10%	Major Shareholder-Goldcorp	9.0%
Web site	www.eastmain.com		

Source: Company reports; Thomson One; LBS estimates.

Eau Claire Deposit: Still Visible Gold

On September 11, 2008, Eastmain disclosed that it continues to intersect visible gold from the 2008 in-filling drill program on the Clearwater project. The 2008 in-filling drill program is essentially aimed at expanding and upgrading the known near-surface, high grade multiple vein systems.

Analysis

We expect again exceptional gold grades that should increase the near surface gold content. These visual results (no assays results yet received) should confirm continuity and robustness of certain of the multiple pinch and swell gold-bearing veins of the 450 West Zone vein system (veins B, C, D, F, G and H). We understand that a new vein set has been delineated (T-vein) with the current program.

We expect again that Eastmain should be able to define a measured mineral resource by year's end. The 15 meter interval drill program provides a larger sample size and density of drilling and should provide a higher confidence level for resource estimation. We still believe that an open-pit scenario for the Eau Claire deposit on the Clearwater project should be confirmed. We expect that Eastmain should eventually commence a scoping study (preliminary economic assessment).

We highlight that Eastmain has a sound financial position. Eastmain has $20 million in working capital and thus in good position to continue exploration programs in the James Bay area. However we await results from the Eleonore South drill program of last spring and consider the sector is still potentially well endowed for gold.

Conclusion

We believe that the Clearwater project still has considerable exploration potential and could potentially be developed as a satellite deposit for the Eleonore project. We maintain a Speculative Buy with a $1.60 target price.



EASTMAIN

Dear Investor,

Thank you for your continued interest in Eastmain Resources Inc.

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END

EASTMAIN RESOURCES INC.
Corporate Office: 36 Toronto Street, Suite 1000, Toronto, ON, Canada M5C 2C5 • *Exploration Office:* RR #1, Orangeville, ON Canada L9W 2Y3
tel. (519) 940-4870 • fax (519) 940-4871
e-mail: robinson@eastmain.com